Exhibit 99.2

Condensed Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. For the three and six months ended June 30, 2014 and 2013

WESTPORT INNOVATIONS INC.
Condensed Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2014	December 31, 2013

Assets

Current assets:
Cash and cash equivalents	$ 147,805	$ 178,513
Short-term investments	21,017	32,091
Accounts receivable (note 3)	56,326	59,315
Inventories (note 4)	38,055	40,626
Prepaid expenses	8,350	6,072
Current portion of deferred income tax assets	2,924	3,109
	274,477	319,726

Equity method investments (note 5)	22,555	22,128
Other assets (note 6)	6,086	2,245
Property, plant and equipment (note 8)	64,714	67,349
Intangible assets (note 9)	35,785	38,344
Deferred income tax assets	15	379
Goodwill (note 10)	41,351	41,500

	$ 444,983	$ 491,671

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11)	$ 54,474	$ 54,792
Current portion of deferred revenue	2,415	6,727
Current portion of deferred income tax liabilities	15	468
Current portion of long-term debt (note 12)	20,998	53,025
Current portion of warranty liability (note 13)	8,958	9,955
	86,860	124,967

Warranty liability (note 13)	16,057	18,890
Derivative Liability (note 12)	2,720	-
Long-term debt (note 12)	58,123	12,988
Deferred revenue	4,720	4,580
Deferred income tax liabilities	4,576	4,903
Other long-term liabilities	3,035	2,441
	176,091	168,769

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
63,126,693 (2013 - 62,733,762) common shares	926,437	916,497
Share-based payments reserve	10,365	13,834
Additional paid in capital	9,073	8,205
Accumulated deficit	(674,566)	(615,342)
Accumulated other comprehensive loss	(2,417)	(292)
	268,892	322,902

	$ 444,983	$ 491,671

See accompanying notes to consolidated financial statements.

2

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Product revenue	$ 31,366	$ 32,515	$ 65,628	$ 59,840
Parts revenue	2,531	1,075	5,046	2,368
Service and other revenue	6,139	1,266	11,284	2,701
	40,036	34,856	81,958	64,909

Cost of revenue and expenses:
Cost of product and parts revenue (excluding items noted below)	26,435	26,599	56,086	48,557
Research and development	18,698	23,894	39,702	44,331
General and administrative	9,536	12,866	20,712	24,553
Sales and marketing	6,587	8,024	13,663	15,423
Foreign exchange loss (gain)	8,566	(3,390)	(365)	(6,406)
Depreciation and amortization	4,585	3,791	8,916	7,387
Bank charges, interest and other	116	206	222	346
Intangible asset impairment	-	-	325	-
	74,523	71,990	139,261	134,191

Loss from operations	(34,487)	(37,134)	(57,303)	(69,282)

Income from investments accounted for by the equity method	1,041	4,609	685	6,296
Interest on long-term debt and non-cash interest expense	(1,102)	(1,243)	(2,203)	(2,495)
Interest and other income (loss)	(498)	134	(67)	333

Loss before income taxes	(35,046)	(33,634)	(58,888)	(65,148)

Income tax expense	312	301	336	586

Net loss for the periods	$ (35,358)	$ (33,935)	$ (59,224)	$ (65,734)

Other comprehensive loss
Cumulative translation adjustment	9,268	(5,665)	(2,125)	(12,833)

Comprehensive loss	$ (26,090)	$ (39,600)	$ (61,349)	$ (78,567)

Loss per share:
Basic and diluted	$ (0.56)	$ (0.61)	$ (0.94)	$ (1.18)

Weighted average common shares outstanding:
Basic and diluted	63,110,446	55,631,945	63,005,649	55,473,038

See accompanying notes to consolidated financial statements.

3

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Three and six months ended June 30, 2014 and June 30, 2013 (unaudited)
	Common shares outstanding	Share capital	Share-based payments reserve	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balance, December 31, 2012	55,294,091	$ 733,385	$ 9,228	$ 6,384	$ (429,932)	$ 17,016	$ 336,081

Issue of common shares on exercise of stock options	15,011	133	-	(49)	-	-	84
Issue of common shares on exercise of performance share units	91,174	1,884	(1,884)	-	-	-	-
Stock-based compensation	-	-	2,650	574	-	-	3,224
Net loss for the period	-	-	-	-	(31,799)	-	(31,799)
Other comprehensive loss	-	-	-	-	-	(7,168)	(7,168)

Balance, March 31, 2013	55,400,276	$ 735,402	$ 9,994	$ 6,909	$ (461,731)	$ 9,848	$ 300,422
Issue of common shares on exercise of stock options	68,951	598	-	(218)	-	-	380
Issue of common shares on exercise of performance share units	196,326	4,254	(4,254)	-	-	-	-
Issuance of common shares in connection with acquisition	718,485	24,091	-	-	-	-	24,091
Acquisition to be settled by issuance of common shares	-	-	3,285	-	-	-	3,285
Stock-based compensation	-	-	3,044	546	-	-	3,590
Net loss for the period	-	-	-	-	(33,935)	-	(33,935)
Other comprehensive loss	-	-	-	-	-	(5,665)	(5,665)

Balance, June 30, 2013	56,384,038	$ 764,345	$ 12,069	$ 7,237	$ (495,666)	$ 4,183	$ 292,168

Balance, December 31, 2013	62,733,762	$ 916,497	$ 13,834	$ 8,205	$ (615,342)	$ (292)	$ 322,902

Issue of common shares on exercise of stock options	3,358	34	-	(12)	-	-	22
Issue of common shares on exercise of performance share units	146,224	3,671	(3,671)	-	-	-	-
Stock-based compensation	-	-	4,079	437	-	-	4,516
Net loss for the period	-	-	-	-	(23,866)	-	(23,866)
Other comprehensive loss	-	-	-	-	-	(11,393)	(11,393)

Balance, March 31, 2014	62,883,344	$ 920,202	$ 14,242	$ 8,630	$ (639,208)	$ (11,685)	$ 292,181
Issue of common shares on exercise of stock options	1,000	15		(5)	-	-	10
Issue of common shares on exercise of performance share units	147,435	3,038	(3,038)	-	-	-	-
Issuance of common shares in connection with acquisition	94,914	3,182	-	-	-	-	3,182
Acquisition to be settled by issuance of common shares	-	-	(3,182)	-	-	-	(3,182)
Stock-based compensation	-	-	2,343	448	-	-	2,791
Net loss for the period	-	-	-	-	(35,358)	-	(35,358)
Other comprehensive income	-	-	-	-	-	9,268	9,268

Balance, June 30, 2014	63,126,693	$ 926,437	$ 10,365	$ 9,073	$ (674,566)	$ (2,417)	$ 268,892

See accompanying notes to consolidated financial statements.
4

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Cash flows from operating activities:
Loss for the period	$ (35,358)	$ (33,935)	$ (59,224)	$ (65,734)
Items not involving cash:
Depreciation and amortization	4,585	3,791	8,916	7,387
Stock-based compensation expense	3,323	4,084	8,056	7,465
Unrealized foreign exchange loss (gain)	8,566	(3,390)	(365)	(6,406)
Deferred income tax expense (recovery)	87	(129)	(182)	(161)
Income from investments accounted for by the equity method	(1,041)	(4,609)	(685)	(6,296)
Non-cash interest expense	499	453	876	913
Intangible asset impairment	-	-	325	-
Other	164	(12)	700	(25)
Changes in non-cash operating working capital:
Accounts receivable	(7,711)	(4,722)	(445)	(2,327)
Inventories	(867)	103	2,371	(4,284)
Prepaid expenses and other assets	(2,014)	141	(4,459)	(344)
Accounts payable and accrued liabilities	5,628	4,697	(428)	3,761
Deferred revenue	(2,140)	1,053	(4,108)	784
Warranty liability	(2,658)	744	(3,378)	113
	(28,937)	(31,731)	(52,030)	(65,154)
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,536)	(6,930)	(4,813)	(15,176)
Sale of short-term investments, net	7,715	7,192	9,626	25,873
Acquisitions, net of acquired cash	-	1,178	-	1,178
Dividends received from joint venture	-	768	2,626	2,224
	6,179	2,208	7,439	14,099
Cash flows from financing activities:
Repayment of operating lines of credit	-	-	-	(1,807)
Repayment of long-term debt	(1,449)	-	(2,226)	-
Issuance of subordinated debenture notes	17,797	-	17,797	-
Financing costs incurred	(2,033)	-	(2,033)	-
Proceeds from stock options exercised	-	380	22	464
Share issuance costs	10	-	10	-
	14,325	380	13,570	(1,343)

Effect of foreign exchange on cash and cash equivalents	1,351	(1,822)	313	(1,836)

Decrease in cash and cash equivalents	(7,082)	(30,965)	(30,708)	(54,234)

Cash and cash equivalents, beginning of period	154,887	165,689	178,513	188,958

Cash and cash equivalents, end of period	$ 147,805	$134,724	$147,805	$134,724

Supplementary information:
Interest paid	$ 104	$ -	$ 1,878	$ 1,568
Taxes paid, net of refunds	1	49	144	161
Non-cash transactions:
Shares issued on exercise of performance share units	3,038	4,254	6,709	6,138
Common Shares issued and to be issued to acquire BAF Technologies, Inc.	-	27,376	-	27,376

See accompanying notes to consolidated financial statements.

5

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2014, and the unaudited consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three and six months ended June 30, 2014 and 2013 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2013 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated balance sheet, consolidated statements of operations and comprehensive loss, and consolidated cash flows as at June 30, 2014 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2014 is not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Exchange rate as at:		Average for the three months ended:		Average for the six months ended:
	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Canadian dollar	0.94	0.94	0.92	0.99	0.91	0.98
Australian dollar	0.94	0.89	0.93	1.01	0.91	0.99
Euro	1.37	1.38	1.37	1.31	1.37	1.31
RMB	0.16	0.17	0.16	0.16	0.16	0.16
Swedish Krona	0.15	0.16	0.15	0.15	0.15	0.15

New accounting policy:

Derivative Instruments

The Company enters into financing arrangements that are hybrid instruments that contain embedded derivative features. Derivative instruments are recognized as either assets or liabilities in the consolidated balance sheets and are measured at fair value with gains or losses recognized in earnings. The Company determines the fair value of derivative instruments based on available market data using appropriate valuation models.

6

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

New accounting pronouncements:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

3.	Accounts receivable:

	June 30, 2014	December 31, 2013

Customer trade receivable	$ 53,629	$ 54,017
Government funding receivable	44	483
Due from joint venture	730	3,621
Other receivables	3,018	2,689
Income tax receivable	400	77
Allowance for doubtful accounts	(1,495)	(1,572)

	$ 56,326	$ 59,315

4.	Inventories:

	June 30, 2014	December 31, 2013

Purchased parts	$ 23,923	$ 23,228
Assembled parts	1,041	881
Work-in-process	6,484	9,889
Finished goods	6,607	6,628

	$ 38,055	$ 40,626

7

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments:

	June 30, 2014	December 31, 2013

Weichai Westport Inc. (a)	$ 15,356	$ 14,534
Cummins Westport Inc. (b)	6,757	7,191
Other equity method investees	442	403

	$ 22,555	$ 22,128

(a) Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three months and six months ended June 30, 2014, the Company recognized income of $688 (2013 - $1,345) and $1,196 (2013 - $2,350) respectively, as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	June 30, 2014	December 31, 2013

Current assets:
Cash and short-term investments	$ 16,513	$ 4,696
Accounts receivable	62,003	31,967
Inventory	72,638	80,412
Other current assets	1,865	176
Long-term assets
Property, plant and equipment	5,504	7,021
Deferred income tax assets	6,775	6,874

Total assets	$ 165,298	$ 131,146

Current liabilities:
Accounts payable and accrued liabilities	$ 123,931	$ 93,016

Total liabilities	$ 123,931	$ 93,016

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Product revenue	$ 133,072	$ 152,503	$ 246,431	$ 258,355

Cost of revenue and expenses:
Cost of product revenue	124,249	140,591	231,299	239,405
Operating expenses	6,511	7,390	11,109	11,050
	130,760	147,981	242,408	250,455

Income before income taxes	2,312	4,522	4,023	7,900

Income tax expense	346	678	604	1,185

Income for the period	$ 1,966	$ 3,844	$ 3,419	$ 6,715

8

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments (continued):

(b) Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and six months ended June 30, 2014, the Company recognized its share of CWI’s income of $400 (2013 -$3,347) and loss of $434 (2013 - income of $4,137) respectively, as income from investment accounted for by the equity method (note 7).

Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows:

	June 30, 2014	December 31, 2013(1)

Current assets:
Cash and short-term investments	$ 86,674	$ 73,736
Accounts receivable	8,699	4,245
Current portion of deferred income tax assets	19,712	13,958
Other current assets	89	210
	115,174	92,149

Long-term assets:
Property, plant and equipment	1,434	1,096
Deferred income tax assets	27,003	21,698

Total assets	$ 143,611	$ 114,943

Current liabilities:
Accounts payable and accrued liabilities	$ 5,546	$ 7,772
Current portion of deferred revenue	6,496	5,478
Current portion of warranty liability	45,631	28,482
	57,673	41,732

Long-term liabilities:
Warranty liability	43,821	39,087
Deferred revenue	26,586	17,815
Other long-term liabilities	2,089	2,000
	72,496	58,902

Total liabilities	$ 130,169	$ 100,634

(1)	The Company has adjusted the December 31, 2013 information, as previously presented in our 2013 Annual Financial Statement Notes, to reflect the finalized audited financial information of CWI. The changes reflect reclassifications within the balance sheet information only. The changes have no impact on the Company’s equity interest in CWI’s income in either 2014 or for the year ended December 31, 2013.

9

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments (continued):

(b) Cummins Westport Inc. (continued):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Product revenue	$ 65,809	$ 66,712	$ 132,259	$ 101,389
Parts revenue	13,746	11,260	27,365	21,300
	79,555	77,972	159,624	122,689

Cost of revenue and expenses:
Cost of product and parts revenue	69,152	57,411	141,603	89,858
Research and development	5,532	5,441	10,286	11,478
General and administrative	402	284	676	576
Sales and marketing	4,115	4,268	8,796	8,781
Foreign exchange (gain) loss	(8)	19	2	25
Bank charges, interest and other	217	115	440	244
	79,410	67,538	161,803	110,962

(Loss) income from operations	145	10,434	(2,179)	11,727

Interest and investment income	62	26	130	39

(Loss) income before income taxes	207	10,460	(2,049)	11,766

Income tax (recovery) loss	(593)	3,766	(1,181)	3,491

(Loss) income for the period	$ 800	$ 6,694	$ (868)	$ 8,275

6.	Other assets:

	June 30, 2014	December 31, 2013

Deferred financing fees (a)	$ 2,153	$ 376
Deposits and other	3,933	1,869

	$ 6,086	$ 2,245

(a)	Certain financing fees paid to the creditor on issuance of additional subordinated debentures (note 12) have been deferred and amortized into expense over the term of the debentures (3 years) using the effective interest rate method.

10

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

7.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As key decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary and therefore CWI is accounted for as a variable interest entity.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended and restated Joint Venture Agreement (“amended and restated JVA”) executed on February 20, 2012, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	As at June 30, 2014		As at December 31, 2013
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$ 6,757	$ 6,757	$ 7,191	$ 7,191
Accounts receivable	730	730	3,621	3,621

8.	Property, plant and equipment:

		Accumulated	Net book
June 30, 2014	Cost	depreciation	value

Computer equipment and software	$ 9,975	$ 7,000	$ 2,976
Furniture and fixtures	6,533	1,728	4,805
Machinery and equipment	89,215	36,511	52,703
Leasehold improvements	14,871	10,641	4,230

	$ 120,594	$ 55,880	$ 64,714

		Accumulated	Net book
December 31, 2013	Cost	depreciation	value

Land and buildings	$ 532	$ 70	$ 462
Computer equipment and software	12,794	9,152	3,642
Furniture and fixtures	6,414	2,408	4,006
Machinery and equipment	96,656	42,439	54,217
Leasehold improvements	16,422	11,400	5,022

	$ 132,818	$ 65,469	$67,349

11

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

9.	Intangible assets:

		Accumulated	Net book
June 30, 2014	Cost	amortization	value

Patents and trademarks	$ 20,810	$ 3,418	$ 17,392
Technology	7,455	3,175	4,280
Customer contracts	18,392	4,852	13,540
Other intangibles	872	299	573

Total	$ 47,529	$ 11,744	$ 35,785

		Accumulated	Net book
December 31, 2013	Cost	amortization	value

Patents and trademarks	$ 20,974	$ 2,900	$ 18,074
Technology	7,468	2,796	4,672
Customer contracts	18,447	3,886	14,561
Other intangibles	1,262	225	1,037

Total	$ 48,151	$ 9,807	$ 38,344

10.	Goodwill:

A continuity of goodwill is as follows:

	June 30, 2014	December 31, 2013

Balance, beginning of period (January 1st):	$ 41,500	$ 56,879
Acquisition of BAF Technologies, Inc.	-	18,542
Impairment losses	-	(34,964)
Impact of foreign exchange changes	(149)	1,043

Balance, end of period	$ 41,351	$ 41,500

11.	Accounts payable and accrued liabilities:

	June 30, 2014	December 31, 2013

Trade accounts payable	$ 46,380	$ 42,872
Accrued payroll	5,526	7,937
Accrued interest	1,342	893
Income taxes payable	1,037	709
Other payables	189	2,381

	$ 54,474	$ 54,792

12

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt:

	June 30, 2014	December 31, 2013

Subordinated debenture notes	$ 48,797	$ 33,847
Senior financing	12,648	15,941
Senior revolving financing	13,690	13,779
Other bank financing	2,240	403
Capital lease obligations	1,746	2,043
	79,121	66,013

Current portion	(20,998)	(53,025)

	$ 58,123	$ 12,988

On September 23, 2011, the Company raised $33,720 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis (the “Initial Debentures”). The Initial Debentures were unsecured and subordinated to senior indebtedness, mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012. The Initial Debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

On June 27, 2014, the Company raised $17,797 (CDN$19,000) through the issuance of debentures to Richardson GMP Limited (“RGMP”), formerly Macquarie Private Wealth Inc. on a private placement basis (the “Additional Debentures”). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the “Amended Initial Debentures”). The Amended Initial Debentures are ranked pari passu with the Additional Debentures and both shall be treated as the same series of debentures (the “New Debentures”) with the same terms. The New Debentures $51,517 (CDN$55,000) is composed of the Additional Debentures $17,797 (CDN$19,000) and the Amended Initial Debentures $33,720 (CDN$36,000). The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The New Debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures after September 15, 2015 and on or before March 15, 2016. After March 15, 2016 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The New Debentures contain an extension option that will allow each debentureholder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10,000 of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative’s fair value was determined to be $2,720 (CDN$2,904). The Company is accreting the carrying value of the debt to interest expense by using the effective interest rate method through to the maturity date of the New Debentures. The fair value of the embedded derivative will be marked-to-market at the end of each reporting period, with any changes in value reported in the consolidated statement of operations. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

13

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Long Term Debt (continued):

The Company allocated the fair value at issuance as follows:

June 27, 2014

Derivative liability	$ 2,720
Subordinated debenture notes	48,797

Fair value of debenture notes	$ 51,517

The Company incurred $2,033 of financing fees related to the issuance of the New Debentures, which has been recorded in Other Assets (see note 6). The Company determined that there were no material changes in the fair value of the embedded derivative between June 27, 2014 and June 30, 2014.

13.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Balance, beginning of period	$ 27,253	$ 5,623	$ 28,845	$ 6,380
Warranty assumed on acquisition	-	582	-	582
Warranty claims	(1,717)	(786)	(4,400)	(2,181)
Warranty accruals	452	707	1,242	859
Change in estimate	-	1,200	-	1,200
Impact of foreign exchange changes	(973)	(605)	(672)	(119)
Balance, end of period	$ 25,015	$ 6,721	$ 25,015	$ 6,721

Less: Current portion	(8,958)	(4,854)	(8,958)	(4,854)

Long-term portion	$ 16,057	$ 1,867	$ 16,057	$ 1,867

14

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans:

(a) Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the three and six months ended June 30, 2014 and 2013 are presented as follows:

	Six months ended June 30, 2014		Six months ended June 30, 2013
	Number of shares	Weighted average exercise price (CDN$)	Number of shares	Weighted average exercise price (CDN$)

Outstanding, beginning of period	816,450	$ 30.20	996,047	$27.78

Exercised	(4,358)	8.18	(83,962)	5.64
Forfeited/expired	(47,250)	33.76	(28,106)	33.83

Outstanding, end of period	764,842	$30.10	883,979	$29.69

Options exercisable, end of period	527,368	$28.43	340,654	$23.17

During the three and six months ended June 30, 2014, the Company recognized $436 (2013 - $648) and $933 (2013 - $1,294) respectively, in stock-based compensation related to stock options.

No options were granted during the three and six months ended June 30, 2014 and June 30, 2013.

As at June 30, 2014, $1,098 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 0.52 years.

15

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b) Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of June 30, 2014 and 2013 are as follows:

	Six months ended June 30, 2014		Six months ended June 30, 2013
	Number of units	Weighted average grant date fair value (CDN$)	Number of units	Weighted average grant date fair value (CDN$)

Outstanding, beginning of period	1,200,591	$ 23.68	1,095,094	$20.68
Granted	1,547,231	19.29	565,290	30.33
Exercised/vested	(237,318)	31.04	(211,694)	29.85
Forfeited/expired	(35,752)	29.05	(63,205)	27.49

Outstanding, end of period	2,474,752	$ 20.17	1,385,485	$22.90

Units outstanding and exercisable, end of period	208,764	$ 11.10	267,197	$ 9.61

	Six months ended June 30, 2014		Six months ended June 30, 2013
	Number of units	Weighted average grant date fair value (CDN$)	Number of units	Weighted average grant date fair value (CDN$)

Unvested, beginning of period	975,953	$ 26.55	832,479	$24.41
Granted	1,547,231	19.29	565,290	30.33
Vested	(221,444)	32.11	(242,412)	30.54
Forfeited	(35,752)	29.05	(37,069)	24.19

Unvested, end of period	2,265,988	$ 21.01	1,118,288	$26.08

During the three and six months ended June 30, 2014, the Company recognized $2,887 (2013 - $3,436) and $7,123 (2013 - $6,171) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at June 30, 2014, $32,229 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 2.33 years.

16

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b) Share units (continued):

Of the Units granted during the six months ended June 30, 2014, 352,879 Units (June 30, 2013 - 290,571) were subject to revenue growth, service and market conditions. The fair value of these PSUs was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil% (June 30, 2013 - nil%); expected stock price volatility - 53.68% (June 30, 2013 - 56.47%); and risk free interest rate - 1.2% (June 30, 2013 - 1.15%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions.

For the PSUs granted after January 1, 2013 (“2013 LTI”) and January 1, 2014 (“2014 LTI”), payout factors are determined based on revenue growth with a potential payout cap based on relative Total Shareholder Return (“TSR”) of Westport as compared to the TSRs of the peer companies. The payout factors range from 0% to 200% of the PSUs granted. For the 2013 LTI and 2014 LTI PSUs, 100% of these PSUs vest after three years from the date of the grant.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and Units outstanding and exercisable as at June 30, 2014 and exercised during the six months ended June 30, 2014 is as follows:

June 30, 2014
CDN$

Stock options:
Outstanding	$ 1,097
Exercisable	1,097
Exercised	44

Units:
Outstanding	$ 47,614
Exercisable	4,017
Exercised	5,048

17

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b) Share units (continued):

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Research and development	$ 752	$ 575	$ 1,162	$ 986
General and administrative	1,807	2,993	5,014	5,517
Sales and marketing	764	516	1,880	962

	$ 3,323	$ 4,084	$ 8,056	$7,465

(c) Loss per share:

All of the stock options and Units have been excluded from the calculation of diluted loss per share as they are anti-dilutive.

15.	Segmented information:

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces and sells compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial and trucking;

- Off-Road Systems, engineers, designs and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection (“HPDI”) technology, Westport™ 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that are incurred by all segments and are not allocated to the reporting segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in the Company’s annual consolidated financial statements for the year ended December 31, 2013. The Chief Operating Decision Maker evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

18

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

The Company did not record any intersegment sales or transfers for the three and six months ended June 30, 2014 and 2013. Comparative periods have been recast to conform to current segment presentation.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue:
Applied Technologies	$ 24,810	$ 25,220	$ 46,700	$ 48,498
On-Road Systems	11,623	7,383	29,360	12,042
Off-Road Systems	1,487	982	2,819	2,055
Corporate and Technology Investments	2,116	1,271	3,079	2,314
CWI	79,555	77,972	159,624	122,689
WWI	133,072	152,503	246,431	258,355
Total segment revenues	252,663	265,331	488,013	445,953
Less: equity investees' revenue	(212,627)	(230,475)	(406,055)	(381,044)
Total consolidated revenues	$ 40,036	$ 34,856	$ 81,958	$ 64,909

Net consolidated operating income (loss) excluding depreciation and amortization, intangible asset impairments, foreign exchange gain, bank charges and other:
Applied Technologies	$ 1,680	$ 2,092	$ 1,159	$ 3,936
On-Road Systems	(1,243)	(11,027)	(2,791)	(20,065)
Off-Road Systems	(712)	(1,851)	(1,264)	(4,644)
Corporate and Technology Investments	(20,945)	(25,741)	(45,309)	(47,182)
CWI	354	10,568	(1,737)	11,996
WWI	2,312	4,522	4,023	7,900
Total segment operating loss	(18,554)	(21,437)	(45,919)	(48,059)
Less: equity investees’ operating loss (income)	(2,666)	(15,090)	(2,286)	(19,896)
Net consolidated operating loss excluding depreciation and amortization, intangible asset impairments, foreign exchange gain, bank charges and other:	(21,220)	(36,527)	(48,205)	(67,955)

Depreciation and amortization:
Applied Technologies	1,882	1,930	3,860	3,866
On-Road Systems	1,325	715	2,498	1,217
Off-Road Systems	-	-	-	92
Corporate and Technology Investments	1,378	1,146	2,558	2,212

Intangible asset impairments:
On-Road Systems	-	-	325	-
	4,585	3,791	9,241	7,387

Net consolidated operating loss before foreign exchange gain, bank charges and other	(25,805)	(40,318)	(57,446)	(75,342)

Foreign exchange gain, bank charges and other	8,682	(3,184)	(143)	(6,060)

Loss from operations	(34,487)	(37,134)	(57,303)	(69,282)

Interest on long-term debt and other income (expenses), net	(1,600)	(1,109)	(2,270)	(2,162)
Income from investment accounted for by the equity method	1,041	4,609	685	6,296

Loss before income taxes	$ (35,046)	$ (33,634)	$ (58,888)	$ (65,148)
19

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

15. Segmented information (continued):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$ 372	$ 656	$ 423	$ 1,962
On-Road Systems	577	5,941	3,338	9,487
Off-Road Systems	8	113	8	234
Corporate and Technology Investments	579	220	1,044	3,493

	$ 1,536	$ 6,930	$ 4,813	$ 15,176

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Americas (including United States)	44	30	46	27
Asia (including China)	13	13	11	15
Other (including Italy)	43	57	43	58

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at June 30, 2014, total goodwill of $22,809 (December 31, 2013 - $22,958) was allocated to Applied Technologies and $18,542 (December 31, 2013 - $18,542) to On-Road Systems reporting segments.

As at June 30, 2014, total long-term investments of $22,261 (December 31, 2013 - $21,872) was allocated to the Corporate and Technology Investments segment and $294 (December 31, 2013 - $256) was allocated to the Applied Technologies segment. Total assets are allocated as follows:

	June 30, 2014	December 31, 2013

Applied Technologies	$ 154,623	$ 144,803
On-Road Systems	108,699	111,323
Off-Road Systems	6,754	6,564
Corporate and Technology Investments and unallocated assets	174,907	228,981
CWI	143,611	114,943
WWI	165,298	131,146
	753,892	737,760
Less: equity investees’ total assets	308,909	246,089

Total consolidated assets	$ 444,983	$ 491,671

20

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

15. Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by countries:

	June 30, 2014	December 31, 2013

Italy	$ 63,055	$ 66,918
Canada	29,407	30,713
United States	47,855	47,322
Sweden	255	322
China	6,785	8,675
Australia	1,431	1,360
	$ 148,788	$ 155,310
Less: equity investees’ long-lived assets	6,938	8,117

	$ 141,850	$ 147,193

16.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at June 30, 2014, net amounts due from CWI totaled $730 (December 31, 2013 - $3,621). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. During the three and six months ended June 30, 2014 and June 30, 2013, cost reimbursements from CWI consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Research and development	$ 1	$ 47	$ 3	$ 107
General and administrative	481	301	911	821
Sales and marketing	1,467	1,298	2,743	2,400

	$1,949	$1,646	$3,657	$3,328

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

During the three and six months ended June 30, 2014, the Company recognized revenue of $2,190 (2013 - $nil) and $4,184 (2013 - $nil) from sales of parts to a company that is 49% owned by a management member of Westport’s subsidiary.

21

Westport Innovations Inc. Notes to Condensed Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

17.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable (note 3) and accounts payable and accrued liabilities (note 11) approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The equity method investments (note 5) represent our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease (note 12), which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 12) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The value reported in the balance sheet for the embedded derivative (note 12) is recorded at fair value.

The carrying value reported in the balance sheet for senior financing agreements (note 12) approximates its fair value as at June 30, 2014, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.2% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2014 and December 31, 2013, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

As at June 30, 2014, the embedded derivative is measured at fair value on a recurring basis and a Level 3 valuation was performed. The fair value of the embedded derivative was determined using the Interest Rate Option Pricing model which incorporated the Black-Karasinski model. The following inputs were used in determining the fair value of the derivative: time to maturity - 6.25 years; coupon rate - 9% semi-annually; credit spread - 8.1%; mean reversion parameter - 2.134%; volatility - 28%; riskless rate curve - Canadian Dollar Swap rate. There was no embedded derivative as at December 31, 2013.

22